Exhibit 99.4

                                                                           Press Contacts:
Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 NICE Systems Ltd.
ir@nice.com

NICE Actimize Recognized as Single “Category Leader” for Financial Crime Solutions
by Chartis in 2014 RiskTech100® Rankings

Chartis Financial Crime category highlights leadership in
anti-fraud, anti-money laundering and trade surveillance technology offerings

NEW YORK – December 19, 2013 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the industry's largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced today that Chartis has recognized NICE Actimize as the category leader for financial crime risk management technology in its recently released 2014 RiskTech100® rankings. The category encompasses anti-fraud, anti-money laundering and trade surveillance technology solutions. Chartis provides research and analysis on the global market for risk management technology.

According to Chartis, financial crime has become a growing area of concern for financial institutions, due to a confluence of factors. First, the economic climate has proved more conducive to fraudsters and less conducive to financial institutions writing off fraud as the cost of doing business. Second, increases in mobile and Internet banking have tipped the balance in favor of the fraudsters. Last, regulators have begun to incorporate fraud into risk management measures, particularly operational risk, and require banks to protect their customers.

Among other observations included in the report, Chartis notes that firms need to take advantage of innovative tools for fraud detection and prevention, including link analysis, predictive modeling, artificial intelligence capabilities and enterprise solutions that can leverage cross-channel data.

“As the focus on the diverse elements of financial crime continues to expand, banks are more focused than ever on addressing requirements for financial crime risk management and acquiring innovative solutions to both detect and prevent fraud and manage risk,” said Peyman Mestchian, Managing Partner at Chartis. “Chartis considers NICE Actimize a category leader in providing innovative financial crime risk management solutions.”

"The financial crime landscape evolves continuously, and staying current with the ever-changing nature of anti-money laundering, fraud, and trade surveillance requirements takes focus, commitment, and experience,” said Amir Orad, president and CEO of NICE Actimize. "Once again, the industry recognizes NICE Actimize's ongoing investment and leadership to enabling the financial services industry to stay ahead of the increased threats associated with financial crime and the demands of global regulatory agencies.”

About Chartis
Chartis is recognized internationally as the leading research and advisory firm focused exclusively on the risk technology market. For more information visit www.chartis-research.com. RiskTech Quadrant® and RiskTech100® are registered trademarks of Chartis Research Limited. Chartis Research is authorized and regulated by the Financial Conduct Authority (FCA) for providing investment advice.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.